UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 30, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

RESIGNATION OF DIRECTORS AND CHANGES TO THE COMPOSITION OF HARMONY BOARD COMMITTEES

Johannesburg, Wednesday, 30 September 2020. Harmony Gold Mining Company Limited (“Harmony” or the “Company”), hereby advises in compliance with paragraph 3.59 of the JSE Limited Listings Requirements, the resignation of Mr Ken Dicks and Mr Max Sisulu as independent non-executive directors as well as the retirement of Mr Frank Abbott as executive director with effect from 30 September 2020.

The resignations follow the board’s evaluation of its structure, composition and succession plan conducted on an annual basis. The following board committee changes are also noted:

•	Mr Ken Dicks resigns as a member of the technical and investment committees effective 30 September 2020.

•	Mr Max Sisulu resigns as a member of the social and ethics committee effective 30 September 2020.

“Max, Ken and Frank have made valuable contributions to the success of Harmony. The board and I wish to thank each of them for their guidance and advice as board members over the years”, said Dr Patrice Motsepe, chairman of Harmony.

ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242

Max Manoeli
Senior Investor Relations Coordinator
+27(0) 82 759 1775

Johannesburg, South Africa
30 September 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 30, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director